Filed pursuant to Rule 424(b)(3)
Registration File No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 5 DATED OCTOBER 9, 2018

TO THE PROSPECTUS DATED APRIL 12, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 12, 2018, as well as Supplement No. 1 dated May 15, 2018, Supplement No. 2 dated July 10, 2018, Supplement No. 3 dated August 10, 2018, and Supplement No. 4 dated September 7, 2018. Terms used and not otherwise defined in this Supplement No. 4 shall have the same meanings as set forth in our prospectus, as supplemented. The purpose of this Supplement No. 5 is:

•	to disclose our intended acquisition of a portfolio comprised of four properties following the end of our escrow period; and

•	to disclose the appointment of three new members to the Investment Committee of our Advisor.

Assets for Acquisition following Escrow Period

The disclosure appearing under the subheading “Identification of Investments” beginning on page 203 of our prospectus, the disclosure appearing under the heading “Properties for Acquisition following Escrow Period” in Supplement No. 3 and all disclosure in our prospectus regarding the blind-pool nature of our offering is supplemented with the following:

In addition to the assets previously described in Supplement No. 3, our Advisor has identified a multifamily portfolio asset (the “Florida Multifamily Portfolio”) specifically for our acquisition which has been acquired by an affiliate of the Advisor from an unaffiliated third party. We expect to acquire the Florida Multifamily Portfolio from our Advisor’s affiliate at the end of the escrow period at a price equal to the cost paid by such affiliate. As set forth below, however, there can be no assurance that we will do so.

The Florida Multifamily Portfolio is a garden style multifamily portfolio totaling 1,150 units and comprised of two properties located in Jacksonville, Florida and two properties located in Naples, Florida. The Florida Multifamily Portfolio was acquired from an unaffiliated third party in an off-market transaction for approximately $100 million, excluding closing costs. The Florida Multifamily Portfolio was 98% leased as of its acquisition by the Advisor’s affiliate. Each property in the Florida Multifamily Portfolio is well-located within a fast growing market in Florida that is projected to grow at among the highest rates in the country for population and employment growth. The Advisor believes these markets benefit from attractive fundamentals, as each of Jacksonville and Naples saw their populations increase at a rate nearly double the national average over the last year. Each of the Jacksonville properties is located near I-295, the beltway encircling the Jacksonville metro area that connects to the I-95 interstate, the primary north-south roadway along Florida’s east coast. Similarly, each of the Naples properties is in close proximity to the I-75 interstate, the primary north-south roadway through Southwest Florida and the major east-west roadway connecting Naples to Fort Lauderdale and Southeast Florida.

Our board of directors has reviewed the information regarding the proposed acquisition of the Florida Multifamily Portfolio, as summarized above, and has approved such acquisition as consistent with our investment guidelines and in the best interests of our stockholders. We have not assumed any present or future obligation to acquire the Florida Multifamily Portfolio, however, and any such acquisition remains subject to certain customary conditions. We may not acquire the Florida Multifamily Portfolio upon the close of the escrow period, or at all.

Appointments to the Investment Committee of our Advisor

The disclosure appearing under the heading “The Advisor and Starwood Capital” beginning on page 122 of our prospectus and the disclosure appearing under the heading “Appointments to the Investment Committee of our Advisor” in Supplement No. 1 are supplemented with the following:

The Advisor has appointed Austin Nowlin, Duncan MacPherson and Krysto Nikolic as members of its Investment Committee. The Advisor expects that each of Messrs. McPherson and Nikolic generally will only participate in its Investment Committee in connection with investment opportunities in Europe.

Mr. Nowlin is a Managing Director and Head of Capital Markets for the Americas at Starwood Capital. In this role, he is responsible for all debt capital market activities for Starwood Capital’s investments in the Americas, including, the origination, structuring, and execution of asset-level and fund/corporate-level financing activity. Since joining Starwood Capital in 2011, Mr. Nowlin has completed financings across all asset and product types, including revolving credit facilities, domestic and foreign balance sheet loans, construction financing, fixed and floating rate commercial mortgage-backed securities, preferred and mezzanine financing. He is a member of the Investment Committees at Starwood Capital and Starwood Property Trust. Prior to joining Starwood Capital, Mr. Nowlin worked at Wells Fargo & Company and its predecessor, Wachovia Securities, in leveraged finance. He began his career at Raymond James Capital, Inc., where he focused on making equity investments in multifamily assets. Mr. Nowlin received a B.A. in economics from Florida State University.

Mr. MacPherson is a Managing Director and Head of Debt for Europe at Starwood Capital. In this role, Mr. MacPherson is responsible for all debt capital markets activities for Starwood Capital in Europe, including financing, foreign exchange and interest rate hedging for Starwood Capital’s European investments. He is also responsible for originating, executing and managing debt investments for Starwood Property Trust and SEREF. Prior to joining Starwood Capital in 2012, Mr. MacPherson spent six years at Citigroup Inc., where he served as a Director on the commercial real estate finance team in London. Before his time at Citigroup, Mr. McPherson held a number of roles at Barclays Capital LLC, including trading bond options on the exotic interest rate derivatives desk and developing real-timing pricing and risk systems for the firm’s electronic trading platform. Mr. MacPherson received a B.S. in physics from the University of Edinburgh and an M.S. in information technology systems from the University of Strathclyde.

Mr. Nikolic is a Managing Director and Head of Real Estate, Europe, at Starwood Capital. In this role, he is responsible for helping Starwood Capital continue to expand its presence in Europe by originating, structuring, underwriting and closing investments in the region. Mr. Nikolic serves on Starwood Capital’s European Investment and Executive Committees. Previously, Mr. Nikolic was a Partner at TPG Real Estate, LLC where he served on its Investment and Management committees. Mr. Nikolic has also worked with Apollo Real Estate Inc., a predecessor to Ares Management, L.P., and started his career at Goldman Sachs International. Mr. Nikolic has served on the boards of multiple real estate companies across several asset classes and geographies, and has completed over $7 billion of real estate transactions in Europe. Mr. Nikolic received a B.A. and an M.A. from Cambridge University.

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